20549-0408

Robin Young
President
Globalink, Ltd.
#202, 426 Main Street
Vancouver, B.C. V6A 2T4

Re: Globalink, Ltd.
   Form SB-2, amendment number 3, filed December 19, 2006
   File Number 333-133961

Dear Mr. Young:

   We have given a full review to your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements as of August 31, 2006

3. Accounting Policies, page 40

General

1. You stated in a phone call with the staff of the Securities and Exchange Commission on December 19, 2006, that you did not obtain a valuation for your shares issued for the services rendered by management and directors in connection with the incorporation of the company, and that you used the per share price paid in a contemporaneous cash issuance. However, the shares issued for cash were to officers and directors of the

company, including those who received the stock compensation, and do not necessarily represent the true fair value of the shares issued to employees. Your IPO offering price is $0.50 per share, and the shares issued to management and directors of the company were issued at $0.013333 per share. Given the disparity in the offering price and the price per share of the shares issued for services, and the short time horizon between when these shares were issued and when you filed a registration statement with the Commission, please revise to disclose the objective evidence considered in determining that $0.013333 was the fair value of the shares issued for services. Additionally, disclose how you considered the requirements of SAB Topic 4D in calculating your earnings per share. Alternatively, please reconcile the difference between the value of the shares recorded in your financial statements and the IPO price, and explain the events or factors that support the difference in values.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Rebekah Moore, at 202-551-3463 or to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By fax: Jody Walker
    Fax number: 303-220-9902